Exhibit 12

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

(in millions of dollars)

	For the Fiscal Year Ended	For the Fiscal Year Ended	For the Fiscal Years Ended February 28,
	February 28, 2009	February 29, 2008	2007	2006	2005

Earnings:
(Loss) income before income taxes	$ (106.8)	$ (440.6)	$ 535.3	$ 477.3	$ 432.0

Plus fixed charges	342.0	368.2	288.6	207.1	152.8

Less interest capitalized	(3.7)	(2.6)	(2.6)	(0.9)	(1.3)

Earnings, as adjusted	$ 231.5	$ (75.0)	$ 821.3	$ 683.5	$ 583.5

Fixed Charges:
Interest on debt and capitalized leases (b)	$ 326.4	$ 353.3	$ 276.7	$ 195.2	$ 141.2

Amortization of direct financing costs	6.7	6.6	5.2	6.2	7.7

Amortization of discount on debt	1.0	0.7	0.3	0.1	0.1

Interest element of rentals	7.9	7.6	6.4	5.6	3.8

Total fixed charges	342.0	368.2	288.6	207.1	152.8

Preferred stock dividends, adjusted to a pretax equivalent basis	--	--	7.9	14.4	15.3

Combined fixed charges and preferred stock dividends	$ 342.0	$ 368.2	$ 296.5	$ 221.5	$ 168.1

Ratio of Earnings to Fixed Charges (c)	--	--	2.8x	3.3x	3.8x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (c)	--	--	2.8x	3.1x	3.5x

(a)

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent (loss) income before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense. “Preferred stock dividends” consist of income before taxes that was required to pay the dividends on the Company’s previously outstanding Series A mandatory convertible preferred stock.

(b)

The Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” on March 1, 2007. The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends.

(c)

For the years ended February 28, 2009, and February 29, 2008, earnings were inadequate to cover fixed charges. The Company would have needed to generate additional earnings of $110.5 million and $443.2 million for the years ended February 28, 2009, and February 29, 2008, respectively, to achieve a coverage ratio of 1.0 to 1.0 for these periods.